Filed by Suffolk Bancorp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Suffolk Bancorp
(Commission File No. 001-37658)

06/27/2016

SCNB EMPLOYEE FAQs
 People's United Merger

We recognize that our employees have and will continue to have many questions related to the today's announcement of the Bank's merger with People's United. SCNB will continue to operate in the same fashion as before, and business will be conducted in accordance with all our policies, budget projections and goals. There will be no change to our current state of operations at this time.  Any changes to our current practices will be communicated if and when they occur. Throughout the transition we will be sharing as much information with you as we can.  Please direct your questions to your management team or to Human Resources.

If you receive a call from the press, please direct all inquiries to Brian Finneran at (631)208‐2400.

What should I know about Peoples United?  www.peoples.com

People's United Bank is a subsidiary of People's United Financial, Inc., a diversified financial services company with over $39 billion in assets. People's United Bank, founded in 1842, is a premier, community‐based, regional bank in the Northeast offering commercial and retail banking, as well as wealth management services through a network of nearly 400 retail locations in Connecticut, New York, Massachusetts, Vermont, New Hampshire and Maine.
Like SCNB, People's United Bank focuses on providing an extraordinary customer experience.  People's United has a network of branches located on Long Island and the New York Metro area, as well as Connecticut, Massachusetts, Vermont, New Hampshire and Maine. In addition, seven‐day banking is available at more than 140 convenient People's United Bank Stop & Shop locations in Connecticut and New York.

What are the terms of the merger?

People's United Financial will acquire Suffolk Bancorp in a 100% stock transaction valued at approximately $405 million. SCNB and People's United share similar strong corporate cultures and values. Importantly, Howard C. Bluver will join People's United Bank as New York Market President. Completion of the transaction is subject to customary closing conditions, including the receipt of regulatory approval and the approval of Suffolk Bancorp's shareholders.
Why is this good for customers of Suffolk Bancorp?

The companies' businesses are highly complementary. The combined company will enhance density and customer convenience within the Long Island footprint. In addition, through its subsidiaries, People's United Bank will provide a wide range of products and services to existing SCNB customers, particularly Private Banking and Wealth Management offerings to the eastern Long Island Market. The questions below may answer some of your initial questions related to your current employment with the Bank. Please remember answers to many of these questions are addressed and answered in the Employee Handbook located on the Bank's Intranet.

Can I take my scheduled vacation?

Our vacation policy and practices will remain in effect through the closing date.  Vacation needs to be scheduled in advance and is subject to management approval.  Requests will be reviewed based on a number of factors including business need and staffing requirements. Every effort will be made to accommodate existing vacation requests.

What happens to my accrued sick time?

Our sick policy and practices will remain in effect through the closing date. Payments in lieu of accrued, unused sick benefits will not be made to employees while they are employed or upon termination of employment.

What happens to my SCNB stock, can I still purchase through the Employee Stock Purchase Plan?

Yes, you can continue your employee payroll deduction for the employee stock purchase plan until shortly prior to the closing date. More information about the termination of the plan will be provided at a later date.

What will happen to my restricted stock awards?

Your restricted stock will continue to vest and operate according to the applicable award agreement until the closing of the merger.  Upon the closing of the merger, any restricted stock awards granted prior to the date hereof will fully vest and be converted into shares of People's United (less withholding for applicable taxes) in the same manner as shares of common stock of Suffolk Bancorp generally.  Any restricted stock awards that you receive following the date hereof, upon the closing of the merger, will be converted into restricted stock awards of People's United, based on the merger consideration, which awards will have the same terms and substantially the same economic value as the Suffolk Bancorp award immediately prior to conversion.

What will happen to my stock option awards?

Your stock option awards will operate according to the applicable award agreement until the closing of the merger, including with respect to exercise. Upon the closing of the merger, any remaining stock option awards will be canceled in consideration for shares of common stock of People's United (less withholding for applicable taxes).  The number of shares of People's United stock you will be entitled receive per stock option award (prior to withholding for applicable taxes) will be approximately equal to (a) the excess of the per share value of Suffolk Bancorp common stock in the merger over the exercise price of the option, multiplied by (b) the number of shares of Suffolk Bancorp common stock subject to the option award as of immediately prior to the closing of the merger, divided by (c) the average closing price per share of People's United common stock over the five trading days preceding the closing of the merger.  Any outstanding stock options with an exercise price equal to or greater than the per share value of Suffolk Bancorp common stock in the merger will be canceled for no consideration upon the closing of the merger.

I have training scheduled, can I still attend?

If you are currently scheduled for training, yes of course you can still attend.  The Bank still needs to operate in accordance with all our policies, budget projections and goals.

Will I receive my Performance Appraisal and merit increase?

We will continue to follow all current policies and procedures.  If you are due a performance appraisal you shall receive one. If  your  performance  warrants  an  increase, you  should  receive  one  in  accordance  with  the  department's compensation budget.

Will I be paid my bonus for 2016?

If the Bank meets its goals, you meet your individual goals and you are an eligible participant in one of the Bank's Pay for Performance (PFP) plans, you would be eligible to receive a bonus for 2016.  If the closing of the merger occurs prior to December 31, 2016, you will be eligible for a prorated 2016 bonus upon the closing.

What happens if I leave SCNB before the closing date?

If you leave before the merger with People's United the same policies and procedures would be followed as if you left the Bank yesterday.

What do I tell our customers?

To assist you with speaking to our customers, you will be receiving answers to Frequently Asked Questions related to our customers. Your management team will also be able to help you answer any questions you may receive.

Again, what should I do if I receive a call from the press?

Please direct all inquiries to Brian Finneran, EVP & CFO at (631)208‐2400.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving People's United Financial, Inc. ("People's United") and Suffolk Bancorp ("Suffolk").  People's United intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Suffolk and a prospectus of People's United, and each party will file other documents regarding the proposed transaction with the SEC.  A definitive proxy statement/prospectus will also be sent to the Suffolk shareholders seeking any required shareholder approval.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of Suffolk are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.  The documents filed by People's United and Suffolk with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, the documents filed by People's United may be obtained free of charge from People's United at www.peoples.com under the tab "Investor Relations" and then under the heading "Financial Information", and the documents filed by Suffolk may be obtained free of charge from Suffolk at www.scnb.com under the tab "Investor Relations" and then under the tab "SEC Filings." Alternatively, these documents, when available, can be obtained free of charge from People's United upon written request to People's United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, Attn: Investor Relations, or by calling (203) 338-4581, or from Suffolk upon written request to Suffolk Bancorp, 4 West Second Street, Riverhead, New York 11901, Attn: Investor Relations, or by calling (631) 208-2400.

People's United and Suffolk and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Suffolk in favor of the approval of the merger.  Information regarding People's United's directors and executive officers is contained in People's United's Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 11, 2016, which are filed with the SEC.   Information regarding Suffolk's directors and executive officers is contained in Suffolk's Annual Report on Form 10-K for the year  ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 6, 2016, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement  and the proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but  not limited to, People's United's and Suffolk's expectations or predictions of future financial or business performance or conditions. Forward-looking statements  are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "plan," "predict," "project,"  "forecast," "guidance," "goal," "objective," "prospects," "possible" or "potential," by future conditional verbs such as "assume," "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in People's United's and Suffolk's reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Suffolk shareholders on the expected terms and schedule, and including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the Suffolk business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of People's United's products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement  integration plans and other consequences  associated  with  mergers,  acquisitions  and  divestitures;  economic  conditions;  the  impact,  extent  and  timing  of  technological  changes;  capital management activities; litigation; increased capital requirements, other regulatory requirements or enhanced regulatory supervision; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.